GALAXY
ENERGY CORPORATION



Annual Report
2003



2003's accomplishments have allowed us to initiate an extensive drilling and development program on our leases in the Powder River Basin.

...e photographs in this annual report show our drilling operations at the ... 13P-19 and Little 15P-19 well sites in Sheridan County, Wyoming, March 26, 2004



Galaxy Energy Corporation is in the business of oil and gas exploration and production. We are presently developing our coalbed natural gas properties in the Powder River Basin and acquiring natural gas properties in other areas that offer attractive exploitation opportunities to produce natural gas.

Letter to Shareholders

Completed in 2003: A Platform for Growth

In virtually every respect, 2003 was a very productive year for the development and growth of Galaxy Energy.

In 2003 we began a very successful capital-raising program that has continued into 2004, resulting in the company raising more than $22 million (exclusive of offering costs) to fund operations and operating expenses through a series of private placement transactions with private investors. As a result of our financing activities, at the end of our fiscal first quarter, February 29, 2004, we had $12.6 million in cash, $29.7 million in total assets, a current ratio of 8.5 to 1 and stockholders' equity of $24.3 million. This capitalization has permitted us to initiate drilling and development operations on our coalbed methane leases in the Powder River Basin in 2004.

At the end of our fiscal first quarter, February 29, 2004, we had $12.6 million in cash, $29.7 million in total assets, a current ratio of 8.5 to 1, and stockholders' equity of $24.3 million.

Also during 2003, and continuing into early 2004, we put several top industry professionals in key positions to grow our operations and further strengthen our board of directors. Cecil Gritz, a director of Galaxy Energy with more than 30 years' drilling and production operations experience on three continents, was named chief operating officer and is now in charge of our drilling and field operations, which are based out of our Denver, Colorado, operations office. In addition, Robert Thomas Fetters, Jr., and Thomas W. Rollins, both highly respected, long-time senior oil and gas industry executives, were named outside directors of the company.

During 2003 we laid the groundwork to acquire the interests of Continental Industries in Sheridan County, Wyoming.

The Continental acquisition was significant, as it has given the company a considerable number of existing gas wells, many of which are completed and ready to go on production. Also, this acquisition increased our acreage position in the Powder River Basin, and it allowed us to establish a key working relationship with one of the basin's most successful and experienced coalbed methane operators.

Thanks to groundwork that was accomplished in 2003, we entered 2004 with the pieces rapidly falling in place for real growth, and we now have more options than at any time since the company was founded. We have the capital to initiate and carry out drilling and development operations, the personnel and partners to provide sustained, efficient growth of operations, and the tremendous potential to increase value for our shareholders.

Drilling Underway in the Powder River Basin



In February 2004 we commenced drilling operations on our leases near Leiter, Wyoming. As a result of the wells that we are now drilling, along with the additional completions and infrastructure work that we have initiated, we expect to have 60 CBM wells on production by late 2004 with another 40 coming on production in early 2005.

In brief, 2003's accomplishments have allowed us to move forward from an early period of evaluating land packages, accumulating coalbed natural gas leases and focusing most of our attention and resources on fund raising, to initiating an extensive drilling and development program on our leases in the Powder River Basin through our wholly owned subsidiary Dolphin Energ with Continental Industries as our operator.

Strategy for Short Term Growth

With field operations underway in Wyoming, we understand that our task now is to demonstrate financial results. We know that our shareholders are anxiously anticipating natural gas sales as a result of the field operations that are now underway and will be continuing throughout 2004 and beyond.

During this exciting period of growth, we plan to continue building and growing our field operations at a healthy pace, but with a keen eye toward cost control. More wells will be drilled, completed, dewatered, connected to gas pipelines and come on production.

During this exciting period of growth, we plan to continue building and growing our field operations at a healthy pace, but with a keen eye toward cost control.



Depending on availability of funds, we would like t have another 100 wells completed on our Powder River Basin leases by the end of 2005 and coming on production in late 2005 and early 2006.

Over the next few years, we will continue to grow through smart use of the drill bit, primarily in the Powder River Basin's vast coal beds. Growth of our Powder River Basin operations will be a three-step process:

- Secure coalbed natural gas leases with reasonable terms and provisions;
- Engage in efficient operations on our lease
- Convert natural gas in the ground to revenues and earnings on our income statement.

Growth Opportunities Beyond the Powder River Basin

In addition to steadily and methodically adding operations in the Powder River Basin, we have some very interesting opportunities to pursue outside the basin. Our board of directors has budgeted for one conventional gas test well by Dolphin Energy on our leases in Rusk and Nacogdoches Counties, Texas, in 2004. We are encouraged by the results that other operators have achieved from wells in the vicinity. As a result, we are anticipating commencing a test well through the deepest potential Travis Peak sandstone in the initial prospect area.

Similarly, in 2003 we completed our acquisition of Pannonian International, Ltd., which is now a wholly owned subsidiary of Galaxy Energy. Pannonian has significant natural gas opportunities under concession in Romania and Germany. In Romania, Pannonian has a CBM concession agreement covering over 21,000 acres, with another 120,000 acres in negotiations. In Germany, Pannonian is 50% holder of a 149,000-acre exploration permit in an area with marketing potential to one of Europe's best natural gas markets.



Looking Ahead

With the prices of gasoline, natural gas, crude oil and other petroleum energy sources hitting record highs, and worldwide demand for clean burning natural gas on the rise, we feel very confident that our principal business—producing and selling natural gas—will provide a healthy income statement and balance sheet for Galaxy Energy in both the near and long term. Our goal is to continue to add value to the solid foundation that we built in 2003, to mold our company into a highly profitable business that over time will provide our shareholders with strong, steady increases in the value of their investment.

We will continue to grow through smart use of the drill bit, primarily in the Powder River Basin's vast coal beds.

The board of directors, officers and employees of Galaxy Energy would like to thank our shareholders for your continuing support. Keeping you informed is a top priority as we continue to develop our existing assets and at the same time capitalize on opportunities for future growth from new, attractive natural gas exploitation opportunities that we feel deserve our investment.



Marc E. Bruner
President and Chief Executive Officer



Table of Contents

Management's Discussion and Analysis or Plan of Operation

Overview

Management believes the completion of its fiscal quarter ended February 29, 2004 marks the completion of its first phase of its business plan. The goals of the first phase were to obtain promising oil and gas properties and adequate funding to pay for those properties and commence exploratory drilling operations. To accomplish those goals, we needed to build our corporate infrastructure and make the investing public aware of our presence. We believed that by so doing, we could raise the capital we needed from the sale of our securities and use shares of our common stock to pay for property acquisitions. We also negotiated an agreement with a drilling fund as an alternate source of funding. While this agreement expired in January 2004, we believe that we will enter into a new agreement with the drilling fund on substantially the same terms as the original agreement.

The discussion that follows describes our results of operations, which were primarily the expenditure of funds to build corporate infrastructure and investor awareness of our company. While we incurred an accumulated deficit of $5,156,007 through February 29, 2004, our financing activities have provided net cash of $21,283,297. At February 29, 2004, undeveloped oil and gas properties were $14,861,307. We used cash of $3,313,813, stock valued at $8,200,000, and debt of $3,646,000 to acquire such properties.

At February 29, 2004, we have cash of $12,681,995, most of which has been allocated for drilling projects. Our goal for the second phase of our business plan is to determine the potential of our properties. By so doing, we can develop a plan to secure additional funding for what we hope will be development drilling projects.

We have budgeted funds to complete 100 wells on our Powder River Basin leases by the end of 2004. Our goal is to have 60 wells on production by the end of 2004, and an additional 40 wells coming on production in early 2005. Accordingly, in the short-term, management will focus on achieving these goals within the parameters of the budget. This means maintaining close supervision over drilling operations, which commenced in February 2004. To accomplish this, management must make sure that proper reporting procedures and controls have been implemented. For the long-term, management will use the drilling results to determine the best courses of action to take with respect to future acquisitions, growth, and capitalization of the company. Management will evaluate the effectiveness of the criteria and factors it has used in making acquisition and growth decisions. Management's determinations will be subject generally to federal and state policies regarding the development of energy resources, which can change from time to time.

Status of Oil and Gas Properties

Powder River Basin – Wyoming. Effective September 30, 2002, we entered into a lease acquisition and drilling agreement with Pioneer Oil, a Montana limited liability company ("Pioneer"), which entitled us to earn a 100% working interest and a 78% net revenue interest in leases covering 15,657 acres in the Powder River Basin, near Leiter, Wyoming. To acquire the leases covering this acreage, we were required to pay and did pay $100,000 by January 31, 2003. We were required to pay $1,650,000 by October 1, 2003, deposit the estimated costs to drill and complete 30 pilot wells into an escrow account by October 1, 2003, and drill at least 25 pilot wells by March 1, 2004. The agreement also provided for the acquisition of a 100% interest in five natural gas wells, for $500,000, by October 1, 2003. Pioneer extended the obligations due October 1, 2003 to October 31, 2003, to allow for negotiation of a new agreement.

Instead of negotiating a new agreement, on December 22, 2003, we purchased Pioneer's position for $1,000,000 cash and 2,000,000 shares of our common stock, valued at $1.40 per share. By purchasing Pioneer's position, we are now the lessee under the leases and the owner of the five natural gas wells. These wells were drilled in late 2001, have been equipped with downhole production pumps, and one coal zone is partially dewatered. We expect to commence production from these five completed wells and several additional wells during 2004. We do not have any estimates as to reserves attributed to these wells. The leases had required the drilling of 60 wells by March 9, 2004. We have reached an agreement in principle to extend this date to October 10, 2004. We are in the process of reducing this agreement to writing. We have agreed to escrow $150,000, which will be returned to us if we meet this drilling requirement by October 10, 2004. If we fail to meet this drilling requirement by October 10, 2004, we will forfeit the $150,000, but retain the wells we have drilled. The wells we retain would be subject to a 20% royalty to the landowner.

During our first fiscal quarter, which ended February 29, 2004, we transferred 16 existing permits from Pioneer to us, drilled five new wells and set seven-inch production casing in those wells, commenced and set surface casing in five additional new wells, and started drilling below surface casing in two new wells. In addition, we have commenced location surveying, permit procedures, and surface agreement approval for an additional portion of these leases.

Effective October 1, 2002, we entered into a Coal Bed Methane Participation Agreement with Horizon Exploitation, Inc., a Colorado corporation ("Horizon"), to provide funding for the development of our Pioneer leasehold interests and establish an area of mutual interests in the Powder River Basin located in Wyoming and Montana for future projects on the same terms as described below.

Under the terms of the agreement, Horizon may participate, subject to funding, in the development of up to 120 wells and the purchase of the five existing wells from Pioneer. Horizon's commitment to participate in the development is subject to an initial funding by Horizon of $100,000, a $500,000 payment for the purchase of the five existing wells, and the placement of $1,650,000, plus the estimated amount to drill and complete 30 pilot wells, into escrow as a partial payment for a 30-well pilot project on or before September 15, 2003. The estimated AFE cost per well is $150,000. These dates were extended to January 15, 2004. Since this agreement has now expired, we are in the process of negotiating a new agreement. As of the date of this report, we understand that Horizon has not obtained its funding.

We had an option to acquire additional leases in Sheridan County, Wyoming, by paying $396,000 by January 15, 2004. We paid $36,000 in August 2002 and payments of $5,000 in each of October, November, and December 2003 for the option. We did not exercise the option and expensed the $51,000 paid for the option, $46,000 of which was expensed during the year ended November 30, 2003.

In January 2004, we acquired an operating interest in 61 existing CBM wells and approximately 12,000 gross acres in the Powder River Basin in Wyoming from DAR, LLC, in consideration for 3,000,000 restricted shares of our common stock, valued at $1.80 per share, $163,655, and $2,600,000 in future payments. The amount of $1,000,000 is due January 14, 2005 and $1,600,000 is due June 24, 2005. We have agreed to employ Continental Industries, LC, an affiliate of DAR, LLC, as operator on our Wyoming Powder River Basin leases.

As a result of this acquisition we have approximately a 65% working interest in the Buffalo Run project, which has 19 wells drilled and completed and another 25 wells in various stages of completion, and a 50% working interest in the Dutch Creek project, which has 13 wells drilled and completed and another four wells in various stages of completion.

In March 2004, we acquired the remaining 35% working interest in the Buffalo Run project for $592,464. In April 2004, we expect to acquire the remaining 50% working interest in the Dutch Creek project for $300,000 and 360,000 restricted shares of our common stock.

Powder River Basin – Montana. On August 5, 2003, we entered into a Lease Option and Acquisition Agreement with Quaneco, L.L.C. ("Quaneco"). Quaneco is a privately-held oil and gas company operating primarily in the Rocky Mountain region.

Under the terms of the agreement, we have an option to acquire up to 50% of Quaneco's working interests in certain oil and gas leases covering approximately 206,000 gross acres in the Powder River Basin area of Montana. If the option is fully exercised, we will acquire the working interests in approximately 53,000 net acres. The primary geologic target associated in the acreage is natural gas from shallow coal beds located at depths of 200 feet to 2,500 feet. The purchase price of the option is $6,625,000 payable in six installments of varying amounts. The first two installments, totaling $1,100,000, were paid. In addition, Quaneco has credited us with payment of $600,000 under the agreement through its purchase of $600,000 in convertible debentures (discussed below).

In addition to the purchase option, we have the right to earn an undivided 25% working interest in up to 128 gas wells by paying our proportionate share of the costs of drilling such wells. The working interests so earned by us would belong to us without regard to whether we exercise all or none of the purchase option described in the preceding paragraph.

Jiu Valley – Romania. Effective June 2, 2003, we completed the acquisition of Pannonian International, Ltd., a Colorado corporation, solely for 1,951,241 shares of our common stock, thereby acquiring Pannonian's concession agreement covering 21,538 gross acres in the Jiu Valley Coal Basin in Romania.

Neues Bergland – Germany. Effective December 12, 2003, Pannonian International and two non-affiliated private oil and gas companies were granted an exploration permit covering 149,435 acres.

Financial Statement Presentation

Effective November 13, 2002 an arrangement was completed between Dolphin Energy Corporation, a Nevada corporation, and us, whereby the shareholders of Dolphin Energy exchanged all of their common shares for 20,997,058 shares of Galaxy's common stock.

Following the acquisition the former shareholders of Dolphin Energy held a majority of our total issued and outstanding common shares; Dolphin Energy was thereby deemed to be the acquiror. Accordingly, the transaction has been accounted for as a reverse takeover using the purchase method whereby the assets and liabilities of Galaxy have been recorded at their fair market values and operating results have been included in our financial statements from the effective date of purchase. The fair value of the net assets acquired is equal to their book values.

Results of Operations

In light of the reverse acquisition transaction described above, our date of inception for accounting purposes is that of Dolphin Energy, June 18, 2002. We are considered a development stage company since we are an exploration stage oil and gas company and have not earned any production revenue, or found proved resources on any of our properties.

Year Ended November 30, 2003 Compared to Period from Inception (June 18, 2002) to November 30, 2002. For the year ended November 30, 2003, we incurred operating expenses of $2,579,595, primarily for legal expenses ($381,166), investor relations ($374,275), interest expense ($368,649), travel and entertainment ($321,463), management fees to Resource Venture Management ($320,000), and payroll salaries and taxes ($258,686). These expenses were incurred in the effort to acquire the oil and gas properties described above and secure the funding necessary to carry out the acquisitions. Included in investor relations expenses were amounts incurred with public relations firms for website development and hosting, writing and disseminating press releases and company profile pieces, and responding to investor and shareholder inquiries. In addition, we expensed $65,769 as a result of our decision not to exercise an option to acquire additional leases in Wyoming and Pannonian's decision to abandon a property in Australia.

For the period from inception to November 30, 2002, we incurred operating expenses of $1,140,066, primarily for contract services – Resource Venture Management ($692,500), consulting fees and payroll ($125,265), legal fees ($103,314), and travel and entertainment ($102,479).

Accordingly, our accumulated deficit at November 30, 2003 was $3,719,661.

We expect operating expenses to increase from current levels due to our anticipated activities. With the acquisition of Pannonian International and the commencement of drilling activities in the Powder River Basin, we opened an office in Denver in addition to our offices in Miami.

Liquidity and Capital Resources

As of November 30, 2003. At November 30, 2003, we had working capital of $1,756,776, as compared to a deficiency of $1,012,916 at

November 30, 2002. The increase in working capital was due to the receipt in offering proceeds from the debenture offering described below.

From December 1, 2002 through November 30, 2003, we raised net proceeds of $6,151,278 through the sale of our common stock and convertible debentures. These proceeds were used for ongoing operations and to pay accrued trade payables.

We also negotiated with some of our creditors to convert their debt into equity. During the fiscal year ended November 30, 2003, Resource Venture Management, a related party, agreed to convert its $233,204 of debt outstanding at November 30, 2002, plus management fees for three months in the amount of $90,000 incurred during fiscal 2003, to 323,204 restricted shares of our common stock. Another party converted $10,000 of accounts payable to 10,000 shares of common stock.

To address the cash requirements for the Quaneco agreement and our working capital needs, we engaged in a private offering of secured convertible debentures and warrants in September 2003. The offering was completed in early October 2003, resulting in gross proceeds of $5,640,000, $600,000 of which was a credit against our property payment obligations. The debenture pays interest at 7% per annum, matures two years from the date of issuance, is secured by all of our assets (subject to an agreement to subordinate in favor of a senior bank lender), and is convertible into shares of our common stock based on a price of $0.59 per share. Investors received five-year warrants to purchase up to 2,867,797 shares at $0.71 per share and 2,867,797 shares at $0.83 per share. We have filed a registration statement we were obligated to file, covering the shares underlying the debenture and warrants. We anticipate that upon the effectiveness of the registration statement, some of the warrants may be exercised because the exercise prices of the warrants are significantly lower than the current market price of our common stock.

Since inception, we have funded our activities through the sale of our debt and equity securities, raising net proceeds of $850,500 through the period ended November 30, 2002, and net proceeds of $6,151,278 for the year ended November 30, 2003. For the year ended November 30, 2003, we used cash of $2,128,993 for our operating activities and $1,824,085 for our investing activities, which consisted primarily of additions to our oil and gas properties.

We completed a private placement of 2,503,571 shares of our common stock and warrants to purchase 500,715 common shares on December 18, 2003, resulting in gross proceeds of $3,505,000. The warrants are exercisable for a four-year period at a price of $2.71 per share. We granted registration rights to the purchasers in this private placement.

We completed a second private placement of 6,637,671 shares of our common stock and warrants to purchase 1,327,535 common shares on January 15, 2004, resulting in gross proceeds of $11,947,800. The warrants are exercisable for a five-year period at a price of $4.05 per share. We granted registration rights to the purchasers in this private placement as well.

Plan of Operation

As of February 29, 2004, our obligations and commitments to make future payments are as follows:

Contractual Obligations[1]:	Through Nov. 30, 2004	Through Nov. 30, 2005
Quaneco purchase option	$ 3,268,750	$ 1,656,250
Note payment to DAR, LLC	0	2,600,000
Convertible debentures[2]	248,850	5,016,500
Miami office lease	45,490	26,738
Denver office lease	36,230	50,540
Total	$ 3,599,320	$ 9,350,028

[1] Does not include obligations under promissory notes to related parties.

[2] The payment obligation for the debentures will be reduced to the extent the debentures are converted into shares of our common stock.

In addition to the above obligations, we have budgeted for the following:

1) $9,950,000 for Wyoming operations to complete existing wells, to construct necessary production facilities and infrastructure required to commence gas production and sales, and to drill and complete additional development wells;

2) $800,000 for Montana operational expenditures to include participation in a core hole program, a 16-well pilot program, and related project permitting costs; and

3) $800,000 for a proposed vertical wellbore to test the first of five prospect areas on our East Texas leases.

The above budget allocations may change, depending upon the results of these initial programs.

We do not plan to engage in all of these drilling activities unless we have secured more funding in an amount sufficient to cover these commitments. We are pursuing several financing alternatives that involve the sale of debt and/or equity securities. We cannot assure you that we will be successful in these efforts. If we fail to raise amounts sufficient to cover the obligations relating to the purchase of property interests, we will forfeit amounts already paid. If we fail to pay interest on the debentures on a timely basis, our assets will be subject to foreclosure.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to impairment of long-lived assets. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions; however, we believe that our estimates, including those for the above-described items, are reasonable.

Oil and Gas Properties

We follow the full cost method of accounting for oil and gas operations. Under this method, all costs related to the exploration for and development of oil and gas reserves are capitalized on a country-by-country basis. Costs include lease acquisition costs, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

Depletion of exploration and development costs and depreciation of production equipment is provided using the unit-of-production method based upon estimated proven oil and gas reserves. The costs of significant unevaluated properties are excluded from costs subject to depletion. For depletion and depreciation purposes, relative volumes of oil and gas production and reserves are converted at the equivalent conversion based upon relative energy content.

In applying the full cost method, we perform a ceiling test whereby the carrying value of oil and gas properties and production equipment, net of recorded future income taxes and the accumulated provision for site restoration and abandonment costs, is compared annually to an estimate of future net cash flow from the production of proven reserves. Costs related to undeveloped oil and gas properties are excluded from the ceiling tests. Discounted net cash flow, utilizing a 10% discount rate, is estimated using year end prices, less estimated future general and administrative expenses, financing costs and income taxes. Should this comparison indicate an excess carrying value, the excess is charged against earnings. At November 30, 2003 and 2002, there were no reserves. Costs of oil and gas properties are considered unevaluated at November 30, 2003 and 2002.

Impairment of Long-Lived Assets

Our long-lived assets include property and equipment. We assess impairment of long-lived assets whenever changes or events indicate that the carrying value may not be recoverable. In performing our assessment we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates change in the future we may be required to record impairment charges against these respective assets.

Stock Based Compensation

Options that we may grant to employees under our stock option plan are accounted for by using the intrinsic method under APB Opinion 25, Accounting for Stock Issued to Employees (APB 25). In October 1995, the Financial Accounting Standards Board (FASB) issued Statement No.123, Accounting for Stock-Based Compensation (SFAS123), which defines a fair value based method of accounting for stock options. The accounting standards prescribed by SFAS 123 are optional and the Company has continued to account for stock options under the intrinsic value method specified in APB 25.

Recent Accounting Pronouncements

In December 2002, the FASB approved Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123" (SFAS No. 148). SFAS No. 148 amends Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002. We will continue to account for stock based compensation using the methods detailed in the stock-based compensation accounting policy.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" to amend and clarify financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. The changes in this statement require that contracts with comparable characteristics be accounted for similarly to achieve more consistent reporting of contracts as either derivative or hybrid instruments. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and will be applied prospectively. We do not believe that adoption of this Statement will have a material impact on the financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" to classify certain financial instruments as liabilities in statements of financial position. The financial instruments are mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets, put options and forward purchase contracts, instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets, and obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares. Most of the guidance in Statement 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We do not believe that adoption of this Statement will have a material impact on the financial statements.

Independent Auditor's Report

To The Board of Directors and Stockholders
Galaxy Energy Corporation

We have audited the accompanying consolidated balance sheets of Galaxy Energy Corporation (formerly Galaxy Investments, Inc.) (a development stage company) as of November 30, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year ended November 30, 2003, for the period from inception (June 18, 2002) to November 30, 2002 and cumulative amounts from inception (June 18, 2002) to November 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Galaxy Energy Corporation as of November 30, 2003 and 2002, and the results of its operations and its cash flows for the year ended November 30, 2003, for the period from inception (June 18, 2002) to November 30, 2002 and cumulative amounts from inception (June 18, 2002) to November 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

Wheeler Wasoff, P.C

Wheeler Wasoff, P.C.

Denver, Colorado

February 24, 2004

Financial Statements
Consolidated Balance Sheets
November 30, 2003 and 2002

	2003	2002
ASSETS		
Current assets		
Cash	$ 2,239,520	$ 41,320
Prepaid and other	54,573	-
Total Current Assets	2,294,093	41,320
Undeveloped oil and gas assets	2,799,720	873,797
Furniture and equipment, net	4,527	3,247
Other assets		
Deferred financing costs, net	547,133	-
Due from Pannonian International Ltd.	-	25,000
Other	9,960	10,975
	557,093	35,975
Total Assets	$ 5,655,433	$ 954,339
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities		
Accounts payable – trade	$ 194,933	$ 425,032
Accounts payable – related	160,032	233,204
Current portion of notes payable – related	107,632	-
Interest payable	74,720	-
Property purchase payable	-	396,000
Total Current Liabilities	537,317	1,054,236
Convertible debentures, net (Note 5)	2,461,611	-
Notes payable – related	21,946	50,000
Commitments and contingencies (Notes 3, 11 and 12)		
Stockholders' equity (deficit)		
Preferred stock, $.001 par value		
Authorized – 25,000,000 shares		
Issued – none		
Common stock, $.001 par value		
Authorized – 100,000,000 shares		
Issued and outstanding – 33,971,503 shares (2003) and 30,025,058 shares (2002)	33,972	30,025
Capital in excess of par value	6,320,248	960,144
(Deficit) accumulated during the development stage	(3,719,661)	(1,140,066)
Total Stockholders' Equity (Deficit)	2,634,559	(149,897)
Total Liabilities and Stockholders' Equity (Deficit)	$ 5,655,433	$ 954,339

The accompanying notes are an integral part of these financial statements.

Financial Statements
Consolidated Statements of Operations

	Year Ended November 30, 2003	Period from Inception (June 18, 2002) to November 30, 2002	Cumulative from (June 18, 2002) to November 30, 2003
Revenue	$ -	$ -	$ -
Costs and expenses			
General and administrative	2,095,495	1,140,066	3,235,561
Abandoned oil and gas properties	65,769	-	65,769
Depreciation and amortization	49,682	-	49,682
	2,210,946	1,140,066	3,351,012
Other expense			
Interest	368,649	-	368,649
	368,649	-	368,649
Net (Loss)	$ (2,579,595)	$ (1,140,066)	$ (3,719,661)
Net (loss) per common share – basic and diluted	$ (0.08)	$ (0.04)	$ (0.12)
Weighted average number of common shares outstanding – basic and diluted	32,391,981	27,837,822	31,036,140

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Stockholders' Equity (Deficit)

Period from Inception (June 18, 2002) to November 30, 2002 and Year Ended November 30, 2003

	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	(Deficit) Accumulated During the Development Stage
Balance, June 18, 2002 (inception)	-	$ -	$ -	$ -
Issuance of common stock for services at $.05 per share	4,000,000	4,000	196,000	-
Sale of common stock for cash at:				
$.001 per share	11,500,000	11,500	-	-
$.02 per share	500,000	500	9,500	-
$.05 per share	3,000,000	3,000	147,000	-
$.34 per share	1,997,058	1,997	677,003	-
Recapitalization of shares issued prior to merger	9,028,000	9,028	(69,359)	-
Net (loss)	-	-	-	(1,140,066)
Balance, November 30, 2002	30,025,058	30,025	960,144	(1,140,066)
Issuance of common stock for cash at $1.00 per share	1,602,000	1,602	1,600,398	-
Costs of offering	-	-	(2,170)	-
Issuance of common stock for services at:				
$1.00 per share	10,000	10	9,990	-
$.91 per share	60,000	60	54,540	-
Issuance of common stock to related party upon conversion of outstanding debt at $1.00 per share	233,204	233	232,971	-
Issuance of common stock to related party for services at $1.00 per share	90,000	90	89,910	-
Issuance of common stock to acquire Subsidiary	1,951,241	1,952	(204,184)	-
Discount on convertible debentures due to issuance of detachable warrants and beneficial conversion feature	-	-	3,471,071	-
Warrants issued to placement agent in connection with convertible debenture offering	-	-	107,578	-
Net (loss)	-	-	-	(2,579,595)
Balance, November 30, 2003	33,971,503	$ 33,972	$ 6,320,248	$ (3,719,661)

The accompanying notes are an integral part of these financial statements.

Financial Statements
Consolidated Statements of Cash Flows

	Year Ended November 30, 2003	Period from Inception (June 18, 2002) to November 30, 2002	Cumulative from Inception (June 18, 2002) to November 30, 2003
Cash flows from operating activities			
Net (loss)	$ (2,579,595)	$ (1,140,066)	$ (3,719,661)
Adjustments to reconcile net (loss) to net cash (used) by operating activities			
Stock for services	64,600	200,000	264,600
Stock for services – related	90,000	-	90,000
Stock for debt-related	233,204	-	233,204
Amortization of discount on convertible debentures	292,682	-	292,682
Amortization of deferred financing costs	48,997	-	48,997
Depreciation expense	685	-	685
Abandonment of oil and gas properties	65,769	-	65,769
Interest converted to debt	11,178	-	11,178
Changes in assets and liabilities			
(Decrease) increase in accounts payable – trade	(303,488)	284,344	(19,144)
(Decrease) increase in accounts payable – related	(73,172)	233,204	160,032
Increase in interest payable	74,720	-	74,720
(Increase) in prepaids and other current assets	(54,573)	-	(54,573)
Other	-	(9,960)	(9,960)
Net cash (used) by operating activities	(2,128,993)	(432,478)	(2,561,471)
Cash flows from investing activities			
Additions to oil and gas properties	(1,787,926)	(351,883)	(2,139,809)
Purchase of furniture and equipment	(2,419)	(2,793)	(5,212)
Advance to affiliate	(35,000)	(25,000)	(60,000)
Cash received upon recapitalization and merger	1,260	2,974	4,234
Net cash (used) by investing activities	(1,824,085)	(376,702)	(2,200,787)
Cash flows from financing activities			
Proceeds from sale of common stock	1,602,000	850,500	2,452,500
Proceeds from sale of convertible debentures	5,040,000	-	5,040,000
Debt and stock offering costs	(490,722)	-	(490,722)
Net cash provided by financing activities	6,151,278	850,500	7,001,778
Net increase in cash	2,198,200	41,320	2,239,520
Cash, beginning of periods	41,320	-	-
Cash, end of periods	$ 2,239,520	$ 41,320	$ 2,239,520
Supplemental schedule of cash flow information			
Cash paid for interest	$ 3,617	$ -	$ 3,617
Supplemental disclosures of non-cash investing and financing activities			
Debt incurred for oil and gas properties	$ 600,000	$ 446,000	$ 1,046,000
Stock issued for services	$ 154,600	$ 200,000	$ 354,600
Stock issued for debt	$ 233,204	$ -	$ 233,204
Warrants issued for financing costs	$ 107,578	$ -	$ 107,578
Discount on convertible debentures issued	$ 3,471,071	$ -	$ 3,471,071
Conversion of interest to debt	$ 11,178	$ -	$ 11,178
Stock issued for subsidiary – related	$ (202,232)	$ -	$ (202,232)

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

Note 1 - Organization and Business Combination

Galaxy Energy Corporation (formerly Galaxy Investments, Inc.) (the "Company") was incorporated under the laws of the State of Colorado on December 17, 1999, for the purpose of acquiring and developing mineral properties. On November 13, 2002, the Company completed an Agreement and Plan of Reorganization (the "Agreement") whereby it issued 20,997,058 shares of its common stock to acquire all of the shares of Dolphin Energy Corporation ("Dolphin"), a private corporation incorporated on June 18, 2002, under the laws of the State of Nevada. The Company was a public company and had no operations prior to entering into the Agreement. Dolphin, an independent energy company engaged in the exploration, development and acquisition of crude oil and natural gas reserves in the western United States, is considered a development stage company as defined by Statement of Financial Accounting Standards (SFAS) No. 7. Dolphin was an exploration stage oil and gas company and had not earned any production revenue, nor found proved resources on any of its properties. Dolphin's principal activities had been raising capital through the sale of its securities and identifying and evaluating potential oil and gas properties.

As a result of this transaction, Dolphin became a wholly owned subsidiary of the Company. Since this transaction resulted in the former shareholders of Dolphin acquiring control of the Company, for financial reporting purposes the business combination was accounted for as an additional capitalization of the Company (a reverse acquisition with Dolphin as the accounting acquirer). In accounting for this transaction:

i. Dolphin was deemed to be the purchaser and parent company for financial reporting purposes. Accordingly, its net assets were included in the consolidated balance sheet at their historical book value; and
ii. Control of the net assets and business of the Company was acquired effective November 13, 2002 for no consideration.

The fair value of the assets acquired and liabilities assumed pursuant to the transaction with Dolphin are as follows:

Net cash acquired	$ 2,974
Liabilities assumed	(63,305)
Common stock issued	$ (60,331)

On June 2, 2003, the Company completed a Share Exchange Agreement whereby it issued 1,951,241 shares of its common stock to acquire all the shares of Pannonian International, Ltd. ("Pannonian"), a related entity. Pannonian is a private corporation incorporated on January 18, 2000, under the laws of the State of Colorado. The shares issued were valued at the predecessor cost of the net assets of Pannonian acquired. Pannonian is an independent energy company engaged in the exploration, development and acquisition of crude oil and natural gas reserves in Europe and is considered a development stage company as defined by SFAS 7. Pannonian has not earned any production revenue, nor has it found proved resources on any of its properties. As a result of the June 2, 2003 transaction, Pannonian became a wholly owned subsidiary of the Company.

The predecessor cost of the assets acquired and liabilities assumed pursuant to the transaction with Pannonian are:

Net cash acquired	$ 1, 260
Undeveloped oil and gas properties	75,680
Liabilities assumed	(279,173)
Common stock issued	$ (202,233)

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the Company for the period from November 18, 2002 to November 30, 2002, and its wholly owned subsidiary, Dolphin, for the period from June 18, 2002 to November 30, 2002. For the year ended November 30, 2003, the consolidated financial statements include the Company and Dolphin for the entire year and Pannonian from the effective date of the acquisition, June 2, 2003, to November 30, 2003. All significant intercompany transactions have been eliminated upon consolidation.

Oil and Gas Properties

The Company utilizes the full cost method of accounting for oil and gas activities. Under this method, subject to a limitation based on estimated value, all costs associated with property acquisition, exploration and development, including costs of unsuccessful exploration, are capitalized within a cost center. No gain or loss is recognized upon the sale or abandonment of undeveloped or producing oil and gas properties unless the sale represents a significant portion of oil and gas properties and the gain significantly alters the relationship between capitalized costs and proved oil and gas reserves of the cost center. Depreciation, depletion and amortization of oil and gas properties are computed on the units of production method based on proved reserves. Amortizable costs include estimates of future development costs of proved undeveloped reserves.

Capitalized costs of oil and gas properties may not exceed an amount equal to the present value, discounted at 10%, of the estimated future net cash flows from proved oil and gas reserves plus the cost, or estimated fair market value, if lower, of unproved properties. Should capitalized costs exceed this ceiling, an impairment is recognized. The present value of estimated future net cash flows is computed by applying year end prices of oil and natural gas to estimated future production of proved oil and gas reserves as of year end, less estimated future expenditures to be incurred in developing and producing the proved reserves and assuming continuation of existing economic conditions. As of November 30, 2003, the Company has no proved reserves or production. All oil and gas property costs are considered to be unevaluated and are recorded at the lower of cost or fair market value.

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, "Business Combinations," which requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. In July 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets," which discontinues the practice of amortizing goodwill and indefinite lived intangible assets and initiates an annual review for impairment. Intangible assets with a determinable useful life will continue to be amortized over that period. The oil and gas industry is currently discussing the appropriate balance sheet classification of oil and gas mineral rights held by lease or contract. The Company classifies these assets as a component of oil and gas properties in accordance with the full cost method of accounting for oil and gas activities and common industry practice. There is also a view that these mineral rights are intangible assets as defined in SFAS 141, "Business Combinations", and, therefore, should be classified separately on the balance sheet as intangible assets.

The Company did not change or reclassify contractual mineral rights included in oil and gas properties on the balance sheet upon adoption of SFAS 141. The Company believes its current accounting of such mineral rights, as part of oil and gas properties is appropriate under the full cost method of accounting. However, if the accounting for mineral rights held by lease or contract is ultimately changed so that costs associated with mineral rights not held under fee title and pursuant to the guidelines of SFAS 141 are required to be classified as long term intangible assets, then the reclassified amount as of November 30, 2003 and 2002 would be approximately $2,800,000 and $874,000 respectively. Management does not believe that the ultimate outcome of this issue will have a significant impact on the Company's cash flows, results of operations or financial condition.

In 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires companies to record the present value of obligations associated with the retirement of tangible long-lived assets in the period in which it is incurred. The liability is capitalized as part of the related long-lived asset's carrying amount. Over time, accretion of the liability is recognized as an operating expense and the capitalized cost is depreciated over the expected useful life of the related asset. As of November 30, 2003, the Company has no producing oil and gas wells and its oil and gas properties are all considered unevaluated. Accordingly, no asset retirement obligation has been recognized as of that date.

Property and Equipment

Furniture and equipment is recorded at cost. Depreciation is to be provided by use of the straight-line method over the estimated useful lives of the related assets of three to five years. Expenditures for replacements, renewals, and betterments are capitalized. Maintenance and repairs are charged to operations as incurred. Long-lived assets, other than oil and gas properties, are evaluated for impairment to determine if current circumstances and market conditions indicate the carrying amount may not be recoverable. The Company has not recognized any impairment losses on non oil and gas long-lived assets. Depreciation expense of $685 was recorded for the year ended November 30, 2003.

Revenue Recognition

The Company will recognize oil and gas revenues from its interests in producing wells as oil and gas is produced and sold from these wells.

Impairment

The Company has adopted SFAS 144, "Accounting for the Impairment and Disposal of Long-Lived Assets," which requires that long-lived assets to be held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Oil and gas properties accounted for using the full cost method of accounting, a method utilized by the Company, are excluded from this requirement, but will continue to be subject to the ceiling test limitations.

Income Taxes

The Company has adopted the provisions of SFAS 109, "Accounting for Income Taxes." SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

At November 30, 2003, the Company had a net operating loss carryforward of approximately $3,200,000 that may be offset against future taxable income through 2023. These carryforwards are subject to review by the Internal Revenue Service.

The Company has fully reserved the approximate $1,100,000 tax benefit of this operating loss because the likelihood of realization of the tax benefit cannot be determined. Of the total tax benefit, approximately $738,000 is attributable to 2003.

Temporary differences between the time of reporting certain items for financial and tax reporting purposes consist primarily of amortization of discount on convertible debentures.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The oil and gas industry is subject, by its nature, to environmental hazards and clean-up costs. At this time, management knows of no substantial costs from environmental accidents or events for which the Company may be currently liable. In addition, the Company's oil and gas business makes it vulnerable to changes in wellhead prices of crude oil and natural gas. Such prices have been volatile in the past and can be expected to be volatile in the future. By definition, proved reserves are based on current oil and gas prices and estimated reserves. Price declines reduce the estimated quantity of proved reserves and increase annual amortization expense (which is based on proved reserves).

(Loss) Per Common Share

Basic (loss) per share is based on the weighted average number of common shares outstanding during the period. Diluted (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. At November 30, 2003, all outstanding options, warrants and convertible debentures are excluded from the computation of diluted loss per share, as the effect of the assumed exercises was antidilutive.

Reclassification

Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 financial statement presentation.

Deferred Financing Costs

The Company capitalizes costs associated with the issuance of debt instruments. These costs are amortized on a straight-line basis over the term of the debt agreements. Amortization expense of deferred financing costs was $48,997 for the year ended November 30, 2003.

Share Based Compensation

In October 1995, the FASB issued SFAS 123, Accounting for Stock-Based Compensation, effective for fiscal years beginning after December 15, 1995. This statement defines a fair value method of accounting for employee stock options and encourages entities to adopt that method of accounting for its stock compensation plans. SFAS 123 allows an entity to continue to measure compensation costs for these plans using the intrinsic value based method of accounting as prescribed in Accounting Pronouncement Bulletin Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). The Company has elected to continue to account for its employee stock compensation plans as prescribed under APB 25. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method prescribed in SFAS 123, the Company's net (loss) and (loss) per share for the year ended November 30, 2003 would not have changed as no options granted by the Company during the year ended November 30, 2003 were exercisable at November 30, 2003.

Cash Equivalents

For purposes of reporting cash flows, the Company considers as cash equivalents all highly liquid investments with a maturity of three months or less at the time of purchase. On occasion, the Company may have cash in banks in excess of federally insured amounts.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash. The Company maintains cash accounts at two financial institutions. The Company periodically evaluates the credit worthiness of financial institutions, and maintains cash accounts only in large high quality financial institutions.

Fair Value

The carrying amount reported in the balance sheet for cash, prepaids, and accounts payable and accrued liabilities approximates fair value because of the immediate or short-term maturity of these financial instruments.

Based upon the borrowing rates currently available to the Company for loans with similar terms and average maturities, the fair value of long-term debt approximates its carrying value.

Recent Accounting Pronouncements

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." SFAS 146 generally requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. The pronouncement is effective for exit or disposal activities initiated after December 31, 2002. The Company does not believe the adoption of SFAS 146 will have any impact on its financial position or results of operations.

SFAS 147, "Acquisitions of Certain Financial Institutions," was issued in December 2002 and is not expected to apply to the Company's current or planned activities.

In December 2002, the FASB approved SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement 123." SFAS 148 amends SFAS 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Company will continue to account for stock based compensation using the methods detailed in the stock-based compensation accounting policy.

In April 2003, the FASB approved SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 is not expected to apply to the Company's current or planned activities.

In June 2003, the FASB approved SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 is not expected to have an effect on the Company's financial position.

Note 3 - Oil and Gas Properties

Wyoming

In August 2002, the Company entered into an option agreement to acquire undeveloped oil and gas leases in Wyoming subject to a 15% net profits interest. Under the terms of the option agreement, the Company paid $46,000 as of November 30, 2003, an additional $5,000 on December 15, 2003, and was, at the option of the Company, scheduled to pay $396,000 by January 15, 2004. The company has notified the operator it will not exercise its option to complete the transaction and the investment in the prospect as of November 30, 2003, $46,000, was written off as abandoned oil and gas properties.

In September 2002, the Company entered into an agreement for the acquisition of undeveloped oil and gas leases with Pioneer Oil, LLC, a Montana limited liability company. Under the terms of the agreement, for an initial cash payment of $100,000, the Company was entitled to earn a 100% working interest and a 78% net revenue interest in oil and gas leases covering 15,657 acres in the Powder River Basin near Leiter, Wyoming. The agreement required the Company to make an additional payment of $1,650,000 and to deposit the estimated cost to drill and complete 30 pilot wells, into an escrow account. During the year ended November 30, 2003, the Company negotiated term extensions with Pioneer and made two additional payments of $100,000 each to Pioneer. Subsequent to November 30, 2003, the Company purchased Pioneer's interest in the subject leases for $1,000,000 cash and 2,000,000 shares of common stock. (Note 12).

Subsequent to November 30, 2003 the Company entered into an agreement with DAR, LLC, a Wyoming limited liability company, to acquire certain oil and gas leases in the Powder River Basin of Wyoming for approximately $2,764,000 in cash and debt and 3,000,000 shares of the Company's common stock. (Note 12).

Montana

On August 5, 2003 the Company entered into a Lease Option and Acquisition Agreement with Quaneco, L.L.C. ("Quaneco"), a privately held oil and gas company operating primarily in the Rocky Mountain region Under the terms of the agreement, the Company has an option to acquire up to 50% of Quaneco's working interest in oil and gas leases covering approximately 206,000 gross acres in Montana, and an option to earn an undivided 25% interest in up to one hundred twenty-eight (128) drilling locations by paying its proportionate share of costs to drill wells on such locations. The purchase price of the option is $6,625,000. As of November 30, 2003, $1,700,000 of the purchase price has been paid by the Company, $1,100,000 in cash and $600,000 in convertible Debentures issued on September 24, 2003. The balance of the purchase price is due in installments as follows: $1,612,500 on April 15, 2004; $1,656,250 on September 1, 2004 and $1,656,250 on December 1, 2004.

Texas

Under the terms of an agreement executed March 6, 2003, the Company is engaged in an ongoing leasing program with Harbor Petroleum LLC ("Harbor") and Florida Energy, Inc. ("Florida") (both related parties) for the acquisition of oil, gas and mineral leases in Rusk and Nacogdoches Counties in the State of Texas. Under the terms of the agreement, Harbor and Florida will each retain a 1% overriding royalty interest in the acquired leases, including those leases acquired as of the date of the agreement.

Other

The Company, through its acquisition of Pannonian, acquired an interest in a concession agreement in the Jiu Valley Coal Basin in Romania. The terms of the concession require the holder to expend a minimum amount for exploratory work on the concession or pay an equivalent amount to the government of Romania. The Company has met the minimum required expenditure for the concession year ending in October 2004.

Subsequent to November 30, 2003, Pannonian, together with two unrelated privately held oil and gas companies, was granted an exploration permit to explore for natural resources within the 149,435 acres Neues Bergland permit area in Germany. The permit has a three-year term and requires the drilling of a test borehole during 2004 to maintain the permit.

Effective October 1, 2002, the Company entered into a Coal Bed Methane Participation Agreement ("CBM Agreement") with Horizon Exploitation, Inc. ("Horizon") which potentially provided for funding of the development of certain of the Company's leasehold interests in Wyoming and established an AMI (Area of Mutual Interest) in the Powder River Basin located in Wyoming and Montana for future projects. Subsequent to November 30, 2003, the CBM Agreement expired, and the Company is in the process of negotiating a new agreement with Horizon.

At November 30, 2003 and 2002, the Company's unevaluated oil and gas properties consist of leasehold costs in the following areas:

	2003	2002
Wyoming	$ 230,250	$ 462,250
Montana	1,762,900	-
Texas	739,336	405,818
Other	67,234	5,729
	$ 2,799,720	$ 873,797

Note 4 - Notes Payable - Related

In connection with the March 6, 2003 agreement between the Company, Harbor and Florida, the Company agreed to pay Florida $50,000 for identifying prospective oil and gas leases in Texas, and executed a promissory note in that amount with interest payable at 7.5% due March 7, 2004. The Company recorded this obligation as of November 30, 2002 because the underlying agreement was effective retroactively to the time the leasing program commenced, prior to November 30, 2002. Accrued interest of $2,742 is included in interest payable at November 30, 2003.

In connection with the acquisition of Pannonian effective June 2, 2003, the Company assumed notes payable to the President of Pannonian in the amount of $32,400, and to a related company, wholly owned by the President of Pannonian, in the amount of $36,000. On

November 30, 2003, certain of those notes together with accrued interest were rolled into two new notes.

At November 30, 2003 and 2002, notes payable consists of the following:

	2003	2002
Payable to Florida Energy,		
Due March 7, 2004, Interest rate - 7.5%	$ 50,000	$ 50,000
Payable to the President of Pannonian		
Due February 5, 2005, Interest rate 10%	39,946	-
Payable to a company wholly owned by the President of Pannonian		
Due August 1, 2004, Interest rate 6.5%	17,132	-
Due October 5, 2001, Interest rate 15%	10,000	-
Due November 29, 2001, Interest rate 15%	10,000	-
Due January 12, 2002, Interest rate 15%	2,500	-
	129,578	50,000
Less current portion	(107,632)	-
Long term portion	$ 21,946	$ 50,000

Subsequent to November 30, 2003, notes payable to the company wholly owned by the President of Pannonian totaling $22,500, plus accrued interest, were paid by the Company.

Note 5 - Convertible Debentures

In October 2003, the Company completed a private offering of Secured Convertible Debentures and Warrants (the "Debentures"). Gross proceeds from the offering were $5,640,000 ($5,040,000 in cash (including $200,000 to a founder\shareholder of the Company) and $600,000 as partial consideration for oil and gas properties). The debentures pay interest at 7% per annum, mature two years from the date of issue, are secured by substantially all the Company's assets (subject to an agreement to subordinate in favor of a senior bank lender), and are convertible into shares of the Company's common stock based on a conversion price of $0.59 per share. Debenture purchasers received warrants to purchase 2,867,797 shares of the Company's common stock at an exercise price of $0.71 per share, and 2,867,797 shares at an exercise price of $0.83 per share, for a period of five years (the "debenture warrants").

In accordance with Emerging Issues Task Force Issue No. 98-5 ("EITF 98-5"), "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios", and EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments", the Company recognizes the advantageous value of conversion rights attached to convertible debt and warrants. Such rights give the debenture holder the ability to convert debt into common stock and exercise warrants at a price per share that is less than the trading price to the public on the day of issuance. The beneficial value is calculated as the intrinsic value (the market price of the stock at the commitment date in excess of the conversion price) of the beneficial conversion feature of debentures and is recorded as a discount to the related debt and an addition to capital in excess of par value. The discount is amortized over the outstanding period of the related debt using the interest method.

The fair value of the debenture warrants was estimated as of the issue date under the Black-Scholes pricing model, with the following assumptions: common stock based on a market price of $.63 and $.80 per share, zero dividends, expected volatility of 46% and 55%, risk free interest rate of 3.125% and expected life of five years. The fair value of the debenture warrants of $1,823,211, resulted in a discount to the debentures of $1,178,417, and a beneficial conversion feature to the debentures of $2,292,654. The beneficial conversion feature reflects the fact the market price of the Company's common stock exceeded the conversion price of the debentures as of the respective issue dates. The resulting discount attributable to the debenture warrants and the beneficial conversion feature of the debentures aggregating $3,471,071 has been recorded as a discount to the debentures and is being amortized over the term of the debentures. Amortization of the discount of $292,682 is included in interest expense for the year ended November 30, 2003.

The placement agents for the debentures received warrants to purchase 230,847 shares of the Company's common stock at an exercise price of $.59 per share for a term of 5 years from the date of grant. The $107,758 fair value of the warrants was estimated at the grant date under the Black-Scholes pricing model using the same assumptions set forth above, and was recorded as financing costs.

At November 30, 2003, convertible debentures consists of:

Debentures issued September 24, 2003	$ 3,100,000
Debentures issued October 3, 2003	2,540,000
Less: Unamortized discount	(3,178,389)
	$ 2,461,611

The debentures are due during the fiscal year ended November 30, 2005. Subsequent to November 30, 2003, $900,000 of the debentures were converted to 1,525,424 shares of common stock.

Note 6 - Stockholders' Equity

During the year ended November 30, 2003, the Company issued shares of its common stock as follows;

- 1,602,000 shares for cash at $1.00 per share
- 10,000 shares for services at $1.00 per share
- 60,000 shares for services at $.91 per share
- 233,204 shares to Resource Venture Management (RVM), an entity owned by a founder of the Company, as payment of an outstanding debt, at $1.00 per share
- 90,000 shares to RVM for services rendered, valued at $90,000 ($1.00 per share)
- 1,951,241 shares to the shareholders of Pannonian in accordance with the Share Exchange Agreement to acquire all the outstanding shares of Pannonian (Note 1).

During the period ended November 30, 2002, the Company issued shares of its common stock as follows:

- 11,500,000 shares at inception to officers/directors/founders for cash at $.001 per share
- 500,000 shares for cash at $.02 per share
- 4,000,000 shares to RVM, for services rendered, valued at $200,000 ($.05 per share)
- 3,000,000 shares for cash at $.05 per share
- 1,997,058 shares for cash at $.34 per share

Effective November 13, 2002, the Company completed the acquisition of Dolphin (Note 1). In conjunction with the acquisition, the Company exchanged 20,997,058 shares of its common stock for 100% of the outstanding common shares of Dolphin. The 9,028,000 shares of common stock of the Company outstanding at the date of acquisition were recapitalized at the net asset value of the Company at that date of $(60,331). For financial statement reporting purposes this transaction was treated as a reverse acquisition whereby Dolphin was considered the surviving and reporting entity. For legal purposes, the Company remained as the surviving entity; therefore, the capital structure of the Company was accordingly restated.

The value of all common stock issued for non-cash consideration represents the non-discounted trading price of the Company's common stock at the transaction date.

Warrants

In connection with the issuance of convertible debentures in September and October 2003 (Note 5), the Company issued warrants to purchase 2,867,797 shares of common stock at $.71 per share, and 2,867,797, shares of common stock at $.83 per share to purchasers of the debentures, and issued warrants to purchase 230,847 shares of common stock at $.59 per share to placement agents for the issue.

As of November 30, 2003 warrants issued and outstanding are as follows:

Issue Date	Shares Exercisable	Exercise Price	Expiration Date
September 24, 2003	1,576,270	$.71	September 24, 2008
September 24, 2003	1,576,270	$.83	September 24, 2008
September 24, 2003	101,694	$.59	September 24, 2008
October 3, 2003	1,291,527	$.71	October 3, 2008
October 3, 2003	1,291,527	$.83	October 3, 2008
October 3, 2003	129,153	$.59	October 3, 2008
	5,966,441		

At November 30, 2003 the weighted average exercise price for warrants outstanding is $.76 and the weighted average remaining contractual life is 4.8 years.

Note 7 - Stock Option Plan

In May 2003, the Company adopted the 2003 Stock Option Plan (the "Plan"). Under the Plan, stock options may be granted at an exercise price not less than the fair market value of the Company's common stock at the date of grant. Options may be granted to key employees and other persons who contribute to the success of the Company. The Company has reserved 3,500,000 shares of common stock for the plan. At November 30, 2003, options to purchase 3,380,000 shares were available to be granted pursuant to the stock option plan.

The status of outstanding options granted pursuant to the plans are as follows:

	Number of Shares	Weighted Avg. Exercise Price	Weighted Avg. Fair Value
Options Outstanding - Nov. 30, 2002	-	$ -	$ -
Granted	120,000	$ 1.00	$ 0.52
Exercised	-	-	-
Options Outstanding - Nov. 30, 2003 (None exercisable)	120,000	$ 1.00	$ 0.52

The calculated value of stock options granted under these plans, following calculation methods prescribed by SFAS 123, uses the Black-Scholes stock option pricing model with the following assumptions used:

Expected option life-years	10
Risk-free interest rate	3.625%
Dividend yield	0
Volatility	39%

Note 8 - Related Party Transactions

The Company incurred consulting expenses related to services rendered by RVM in the amount of $397,500 for the year ended November 30, 2003. The Company paid RVM $ 265,000 in cash and issued 90,000 shares of common stock valued at $1.00 per share. As of November 30, 2003, $42,500 remains outstanding and is included in accounts - payable related parties.

During the year ended November 30, 2003, the Company issued 233,204 shares of common stock at $1.00 per share to RVM to convert an outstanding debt owed by the Company to RVM at November 30, 2002.

The Company incurred Directors fees and expenses totaling $27,500 during the year ended November 30, 2003, of which $3,500 is included in accounts payable - related at November 30, 2003.

During the years ended November 30, 2003 and 2002 the Company incurred total costs with Harbor Petroleum of $344,294 and $355,817 respectively. Of those amounts $254,084 in 2003, and $266,617 in 2002 were for reimbursement of costs incurred by Harbor to acquire leases, and $90,210 in 2003 and $89,200 in 2002 represented consulting fees and expenses from Harbor.

In connection with the acquisition of Pannonian, the Company assumed liabilities due from Pannonian to related parties including advances from the founder of the Company of $39,500; notes payable and accrued interest due to the President of Pannonian of $37,508; notes payable and accrued interest to a company wholly owned by the President of Pannonian of $44,400; and accounts payable to Directors of the Company for services rendered and costs advanced of $63,346.

During the period ended November 30, 2002, the Company (i) incurred consulting fees for services rendered by its officers/directors in the aggregate amount of $102,000, of which $38,000 is included in accounts payable; and (ii) agreed to pay RVM an aggregate $692,500, of which $233,204 is due as of November 30, 2002, as follows:

- $162,000 for monthly management fees through November 30, 2002;
- $100,000 for finding oil and gas projects in Wyoming;
- $230,500 for reimbursement of costs and expenses;
- $200,000 for services rendered paid in common stock (Note 6).

At November 30, 2002, the Company had advanced $25,000 to Pannonian in contemplation of the merger.

Note 9 - Segment Reporting

In June 1997, SFAS 131, "Disclosure about Segments of an Enterprise and Related Information," was issued, which amends the requirements for a public enterprise to report financial and descriptive information about its reportable operating segments. Operating segments, as defined in the pronouncement, are components of an enterprise about which separate financial information is available and that are evaluated regularly by the Company in deciding how to allocate resources and in assessing performance. The financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments.

The Company has one reportable segment, the exploration and development of oil and gas properties. Substantially all of the Company's oil and gas exploration and development activities have been concentrated in the United States, primarily Texas and the Rocky Mountain region.

Note 10 - Comprehensive Income

There are no adjustments necessary to the net (loss) as presented in the accompanying statement of operations to derive comprehensive income in accordance with SFAS 130, "Reporting Comprehensive Income."

Note 11 - Commitments and Contingencies

a) The Company may be subject to various possible contingencies, which are derived primarily from interpretations of federal and state laws and regulations affecting the oil and gas industry. Although management believes it has complied with the various laws and regulations, new rulings and interpretations may require the Company to make future adjustments.

b) In October 2002, the Company entered into a lease for office facilities in Miami, Florida, through June 30, 2005. Under the terms of the lease the Company paid a deposit of $9,960. Minimum payments due under this lease are as follows:

Year ending November 30,

2004 $45,490
2005 $26,738
Rent expense for the years ended November 30, 2003 and 2002, was $50,565, and $3,924, respectively.

c) In January 2004, the Company entered into a lease for office facilities in Denver, Colorado, through February 27, 2007. Minimum payments due under the lease are $36,233, $50,541, $53,517 and $13,564 for the years ended November 30, 2004, 2005, 2006 and 2007 respectively.

Note 12 - Subsequent Events

In December 2003, the Company completed the sale of 2,503,571 shares of its common stock at $1.40 per share and warrants to purchase 500,715 common shares at $2.71 per share in a private placement exempt from registration with the Securities and Exchange Commission pursuant to Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D promulgated thereunder. Gross proceeds from the sale were $3,505,000.

In December 2003, the Company entered into a Sale and Escrow Agreement with Pioneer Oil LLC to acquire all of Pioneer's interest in those oil and gas leases and coalbed methane gas wells previously covered under the Lease Acquisition and Drilling Agreement dated October 9, 2002. The Company paid $1,000,000 in cash and issued 2,000,000 shares of common stock, valued at $1.40 per share, to acquire the leases.

In December 2003, 45,763 warrants issued to a placement agent in connection with the Convertible Debenture offering in September 2003, were exercised for shares of common stock at $.59 per share.

In January 2004, certain holders of Convertible Debentures totaling $900,000 converted their debentures to 1,524,424 shares of common stock in accordance with the terms of the Convertible Debenture offering.

In January 2004 the Company entered into a Purchase and Sale Agreement with DAR, LLC, a Wyoming limited liability company to acquire certain oil and gas leases in the Powder River Basin area of Wyoming. Under the terms of the Agreement, the Company paid $163,655 in cash, issued 3,000,000 shares of common stock, valued at $1.80 per share, and executed a promissory note for $2,600,000, with interest payable at 6% per annum. The promissory note requires payments of $1,000,000 on January 15, 2005, and $1,600,000 on June 24, 2005.

In January 2004, the Company completed the sale of 6,637,671 shares of its common stock at $1.80 per share and warrants to purchase 1,327,555 common shares at $4.05 per share in a private placement exempt from registration with the Securities and Exchange Commission pursuant to Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D promulgated thereunder. Gross proceeds from the sale were, $11,947,800.

Changes In and Disagreements With Accountants On Accounting and Financial Disclosure

On November 15, 2002, our directors approved the election of Wheeler Wasoff, P.C. to audit the financial statements for the fiscal year ended November 30, 2002. Also on November 15, 2002, we dismissed the former accountants, Andersen Andersen & Strong, L.C. Our board of directors recommended Wheeler Wasoff, P.C. because that firm was the existing certifying accountant for Dolphin Energy Corporation, which was the accounting survivor of the reverse acquisition described above. During the two most recent fiscal years and the subsequent interim period, neither we nor anyone on our behalf consulted Wheeler Wasoff, P.C. regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements. We did not receive, and Wheeler Wasoff, P.C. did not provide, any written or oral advice that was an important factor in reaching a decision as to an accounting, auditing or financial reporting issue prior to its engagement by us.

Andersen Andersen & Strong, L.C. had audited our financial statements for the fiscal year ended November 30, 2001. The report of Andersen Andersen & Strong, L.C. did not contain an adverse opinion or disclaimer of opinion and was not modified as to uncertainty, audit scope, or accounting principles, except as follows:

The audit report of Andersen Andersen & Strong, L.C. on our financial statements as of and for the fiscal year ended November 30, 2001 contained a separate paragraph stating: "The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the exploration stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty."

During the two most recent fiscal years and the subsequent interim period through November 15, 2002, there were no disagreements with Andersen Andersen & Strong, L.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of Andersen Andersen & Strong, L.C., would have caused it to make reference to the subject matter of the disagreement in connection with its report.

Market For Common Equity and Related Stockholder Matters

Our common stock has been trading on the over-the-counter bulletin board ("OTCBB") under the symbol "GAXI" since December 10, 2001. The trading symbol often appears as "GAXI.OB" in quotation requests on the Internet. The following table sets forth the range of high and low bid quotations for each fiscal quarter for the last two fiscal years. These quotations reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not necessarily represent actual transactions.

Fiscal Quarter Ending	High Bid	Low Bid
February 28, 2002	$ --	$ --
May 31, 2002	$ 1.00	$ 0.56
August 31, 2002	$ 1.25	$ 0.55
November 30, 2002	$ 1.51	$ 0.78
February 28, 2003	$ 1.47	$ 1.03
May 31, 2003	$ 1.25	$ 0.87
August 31, 2003	$ 0.90	$ 0.63
November 30, 2003	$ 2.57	$ 0.60
February 29, 2004	$ 3.78	$ 1.95

On March 23, 2004, the closing price for the common stock was $2.70.

As of March 22, 2004, there were 192 record holders of our common stock. Since our inception, no cash dividends have been declared on our common stock.

Stockholders' Information

Annual Meeting	The annual meeting of Galaxy Energy Corporation shareholders will be held at 10:00 a.m. Eastern Daylight Time on Thursday, June 3, 2004, at the JW Marriott, 1109 Brickell Avenue, Miami, Florida. Proxy materials and a formal notice of the meeting will be sent to shareholders in advance of the meeting.
Stock Listing	Galaxy Energy's common stock is traded on the OTC Bulletin Board electronic stock trading system under the ticker symbol GAXI.
Form 10-KSB	The company files an annual report with the Securities and Exchange Commission on Form 10-KSB. Shareholders may obtain a copy of this report without charge by writing to the President, Galaxy Energy Corporation, 1001 Brickell Bay Drive, Suite 2202, Miami, Florida 33131. Additionally, access to all of Galaxy Energy Corporation's SEC filings is available online at the company Web site, Investor Relations, www.galaxyenergy.com.
Investor Questions	Questions concerning the company from investors and the financial community should be directed to Brad Long/Investor Relations, Galaxy Energy Corporation, (800) 574-4294, or submit your questions via email: info@galaxyenergy.com.
Administrative Questions	Questions concerning stock certificates, stock transfers and other administrative subjects should be directed to the stock transfer agent for Galaxy Energy Corporation.
Transfer Agent	Nevada Agency & Trust Company, 50 West Liberty Street, Suite 880, Reno, Nevada 89501
Counsel	Dill Dill Carr Stonbraker & Hutchings, P.C., Denver, Colorado
Auditors	Wheeler Wasoff, P.C., Denver, Colorado
Corporate Headquarters	1001 Brickell Bay Drive, Suite 2202 Miami, Florida 33131 (305) 373-5725
Operations	1331 17th Street, Suite 730 Denver, Colorado 80202 (303) 293-2300

Board of Directors

Marc E. Bruner
President and Chief Executive Officer
Galaxy Energy Corporation

C. Tony Lotito
Treasurer and Chief Financial Officer
Galaxy Energy Corporation

Cecil D. Gritz
Chief Operating Officer
Galaxy Energy Corporation

Dr. James M. Edwards
Retired Chief Geologist
Triton Energy Corporation

Robert Thomas Fetters, Jr.
Chairman
Alliance Oil and Gas Company, LLC
Waveland Energy Partners, LLC

Thomas W. Rollins
Chief Executive Officer
Rollins Resources

Nathan C. Collins
Retired President and Chief Executive Officer
Bank of the Southwest

Executive Officers

Marc E. Bruner
Chairman, President and Chief Executive Officer

C. Tony Lotito
Chief Financial Officer and Treasurer

Cecil D. Gritz
Chief Operating Officer

Thomas G. Fails
President, Pannonian International

Gerri A. Baratz
Corporate Secretary



GALAXY
ENERGY CORPORATION

Corporate Headquarters
1001 Brickell Bay Dr., Suite 2202
Miami, FL 33131
Phone: (305) 373-5725
Fax: (305) 373-5726

Operations
1331 17th St., Suite 730
Denver, CO 80202
Phone: (303) 293-2300
Fax: (303) 293-2417

www.galaxyenergy.com